FOR IMMEDIATE RELEASE

September 30, 2016

Johannesburg, South Africa —

Republic of South Africa Announces Acceptance of Tenders, Aggregate Principal Amount of Tendered Old Notes

The Republic of South Africa (“South Africa”) announced today the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of each series of Old Notes that has been validly tendered and accepted pursuant to its tender offer previously announced (the “Tender Offer”) to purchase for cash notes of each series listed in the table below, subject to the terms and conditions contained in the Offer to Purchase, dated September 28, 2016 (the “Offer to Purchase”). Tender Orders that are not for Permitted Tender Amounts have not been accepted. South Africa also announced that the aggregate Purchase Price for all Old Notes accepted for purchase is US$701,524,580. Preferred Tenders for the 2019 Notes and the 2020 Notes will be accepted as set forth in the table below. No Non-Preferred Tenders have been accepted.  The Tender Offer expired as scheduled at 4:00 p.m. London time, on September 28, 2016.

Old Notes	Aggregate Principal Amount of Preferred Tenders	Aggregate Principal Amount of Preferred Tenders Accepted	Aggregate Principal Amount of Non-Preferred Tenders	Aggregate Principal Amount of Non- Preferred Tenders Accepted

6.875% Notes due 2019 (“2019 Notes”)	US$252,000,000	US$252,000,000	US$548,463,000	US$0
5.500% Notes due 2020 (“2020 Notes”)	US$380,888,000	US$380,888,000	US$181,829,000	US$0

Holders of Old Notes held through DTC which have been validly tendered and accepted pursuant to the Tender Offer must deliver their accepted Old Notes no later than 3:00 p.m., New York time, on the Settlement Date.  Holders of Old Notes held through Euroclear or Clearstream which have been validly tendered and accepted pursuant to the Tender Offer must deliver their Old Notes at the latest by means of the overnight process, one day prior to the Settlement Date and may not use the optional daylight process.  The Settlement Date is expected to occur on October 6, 2016, subject to the terms and conditions set forth in the Offer to Purchase. Failure to deliver Old Notes on time may result in the cancellation of your Tender Order.  Failure to deliver Old Notes on time may result in (i) the cancellation of your tender and in you becoming liable for any damages resulting from that failure and/or (ii) in the case of Preferred Tenders, cancellation of any allocation of 2028 Notes in the New Notes Offering in respect of your related Indication of Interest and/or (iii) in the case of Preferred Tenders, in the cancellation of your tender and in your remaining obligation to purchase your allocation of 2028 Notes in respect of your related Indication of Interest and/or (iv) in the delivery of a buy-in notice for the purchase of such Old Notes, executed in accordance with customary brokerage practices for corporate fixed income securities.

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank.  Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Notes validly tendered and accepted.  South Africa will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Notes tendered in the Tender Offer.  The Billing and Delivering Bank shall not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the settlement of the Tender Offer on the Tender Offer Settlement Date as described in the Offer to Purchase.  The Tender Offer is not conditioned upon the closing of the New Notes Offering.

Barclays Bank PLC, HSBC Bank plc, J.P. Morgan Securities plc and Nedbank Limited acted as Dealer Managers for the Tender Offer, and questions regarding the Tender Offer may be directed to the contact information below:

Barclays Bank PLC	HSBC Bank plc	J.P. Morgan Securities plc	Nedbank Limited
5 The North Colonnade Canary Wharf London E14 4BB United Kingdom	8 Canada Square London E14 5HQ United Kingdom	25 Bank Street Canary Wharf London E14 5JP United Kingdom	Fourth Floor Block F 135 Rivonia Road Sandown Sandton, 2196 South Africa
Attention: Liability Management Group	Attention: Liability Management Group	Attention: Liability Management	Attention: Liability Management
Collect: Europe: +44 20 3134 8515 / U.S. Collect: +1 (212) 528-7581	U.S.: +1 (212) 525-5552 U.S. Toll Free: +1 (888) HSBC-4LM Europe: +44 20 7992 6237	Telephone: +44 (0)207 134 2468	Collect: +27 (0) 11 535 4027
Toll-free: +1 (800) 438-3242 Email: liability.management@barclays.com	Email: liability.management@hsbcib.com	Email: em_europe_lm@jpmorgan.com	Email: Projectntlakohlaza-syndicate@Nedbank.co.za

South Africa has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Notes Offering and the issuance of New Notes.  Before you invest, you should read the prospectus in that registration statement and other documents South Africa has filed with the SEC for more complete information about South Africa and such offerings.  You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.  Alternatively, the Dealer Managers will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of South Africa is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/932419/000119312516531896/0001193125-16-531896-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000119312513472925/0001193125-13-472925-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000110465916147006/0001104659-16-147006-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000119312516531886/0001193125-16-531886-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000119312515395408/0001193125-15-395408-index.htm

https://www.sec.gov/Archives/edgar/data/932419/000110465916147235/0001104659-16-147235-index.htm

Important Notice

The distribution of materials relating to the New Notes Offering or the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions.  Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited.  If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by South Africa to inform yourself of and to observe all of these restrictions.  The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction.  Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

In any EEA Member State this communication is only addressed to and is only directed at qualified investors within the meaning of the Prospectus Directive.

Belgium

The New Notes Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”).  The Tender Offer will not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”).  The New Notes Offering and the Tender Offer will be exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the New Notes Offering (has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).  The New Notes Offering as well as the New Notes Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

Germany

Each of the Joint Bookrunners has represented and agreed that it has not made and will not make the Tender Offer, and that it has not offered or sold and that it will not offer or sell the New Notes in the Federal Republic of Germany, other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in the Federal Republic of Germany governing the issue, sale and offering of securities.

Hong Kong

Each of the Joint Bookrunners has represented and agreed that it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes or the Old Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Italy

None of the Tender Offer, the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree no. 58 of February 24, 1998, as amended (the “Consolidated Financial Services Act”) and article 35-bis, paragraphs 3 and 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (“Regulation 11971”).

Holders or beneficial owners of the Old Notes that are resident and/or located in the Republic of Italy (“Italy”) can tender Old Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Consolidated Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes or the Tender Offer.

The offering of the New Notes has been registered with CONSOB pursuant to Italian securities legislation and, accordingly, no New Notes may be offered, sold or delivered, nor may copies of the prospectus, prospectus supplement, or any other document relating to any New Notes be distributed in Italy, except, in accordance with any Italian securities, tax and other applicable laws and regulations. Each Joint Bookrunners has represented and agreed that it has not offered, sold or distributed, and will not offer, sell or distribute any New Notes or any copy of the prospectus supplement, the prospectus, the Offer to Purchase or any other offer document in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of the Consolidated Financial Services Act and Article 34-ter, paragraph 1, letter of Regulation 11971; or

(b) in any other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Consolidated Financial Services Act and Article 34-ter of Regulation 11971.

Any offer, sale or delivery of the New Notes or distribution of copies of the Prospectus Supplement or the Prospectus or any other document relating to the Notes in Italy under (a) or (b) above must: (i) be made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Consolidated Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007 (as amended from time to time) and Legislative Decree No. 385 of September 1, 1993, as amended (the “Banking Act”) ; and (ii) comply with any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy (including the reporting requirements, where applicable, pursuant to Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time) and/or any other Italian authority.

Luxembourg

In Luxembourg, this announcement has been prepared on the basis that the New Notes Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering of the New Notes. Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a “Saudi Investor”) who acquires New Notes should note that the New Notes Offering is a private placement under Article 10 or Article 11 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated 4 October 2004 and amended by the Board of the Capital Market Authority resolution number 1-28-2008 dated 18 August 2008 (the “KSA Regulations”) through a person authorised by the Capital Market Authority (“CMA”) to carry on the securities activity of arranging and following a notification to the CMA under the KSA Regulations.

The New Notes may thus not be advertised, offered or sold to any person in the Kingdom of Saudi Arabia other than to “sophisticated investors” under Article 10 of the KSA Regulations or by way of a limited offer under Article 11 of the KSA Regulations.

The New Notes Offering shall not therefore constitute a “public offer” pursuant to the KSA Regulations, but is subject to the restrictions on secondary market activity under Article 17 of the KSA Regulations. Any Saudi Investor who has acquired Notes pursuant to a private placement under Article 10 or Article 11 of the KSA Regulations may not offer or sell those Notes to any person unless the offer or sale is made through an authorised person appropriately licensed by the CMA and: (a) the Notes are offered or sold to a Sophisticated Investor; (b) the price to be paid for the Notes in any one transaction is equal to or exceeds Saudi Riyal 1 million or an equivalent amount; or (c) the offer or sale is otherwise in compliance with Article 17 of the KSA Regulations.

Singapore

The Offer to Purchase has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). The Tender Offer does not constitute a public tender offer for the purchase of the Old Notes nor an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”).

The Prospectus Supplement and the Prospectus have not been registered as a prospectus with the MAS and the New Notes will be offered pursuant to exemptions under the Securities and Futures Act. Accordingly, the New Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may the Prospectus Supplement, the Prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any New Notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the

Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the New Notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a)         a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

(b)         a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the New Notes pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)    to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)   where no consideration is or will be given for the transfer; or

(iii)  where the transfer is by operation of law; or

(iv)  pursuant to Section 276(7) of the Securities and Futures Act or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations..

Republic of South Africa

The New Notes and the Old Notes constitute “controlled securities” as defined in Section 14 of the Exchange Control Regulations and as such are subject to the Exchange Control Regulations and the directives or authorities issued or granted by the Exchange Control Authorities in respect of the Exchange Control Regulations from time to time.

In terms of the Currency Transfer Guarantee, the Exchange Control Authorities, in their capacity as the agent for the Minister of Finance of the Republic for purposes of the enforcement of the Exchange Control Regulations, have irrevocably and unconditionally guaranteed that the transfer to the Fiscal Agent of all sums in the amount and in the currency required for the fulfillment of the financial obligations arising from the Notes and the Fiscal Agency Agreement will be authorized in good time, under all circumstances and without any limitations, notwithstanding any restrictions that may be in force at the time thereof in South Africa, and without any obligation to submit any affidavit or to comply with any other formality.

The Currency Transfer Guarantee constitutes an irrevocable and unconditional exchange control authority by the Exchange Control Authorities for the transfer of the amounts and in the currency required by the Republic to meet its financial obligations under the Notes and the Fiscal Agency Agreement.

Switzerland

The New Notes Offering is made in Switzerland on the basis of a private offer, not as a public offering.  Neither this document nor any other offering or marketing material relating to the New Notes Offering constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this document nor any other offering or marketing material relating to the New Notes Offering may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

Each Joint Bookrunner has represented and agreed that the New Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the United Arab Emirates other than in compliance with any laws applicable in the United Arab Emirates governing the issue, offering and sale of securities.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA pursuant to Article 34 of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and on the basis that it is only directed at and may be communicated to any persons to whom these documents and/or materials may lawfully be communicated.

Each of the Joint Bookrunners has represented and agreed that:

(a)                                 it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of the New Notes in circumstances in which Section 21(1) of the FSMA does not apply to South Africa; and

(b)                                 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Notes in, from or otherwise involving the United Kingdom.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.